Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the six-month period ended June 30, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the six-month period ended June 30, 2020 and 2019 has been published on our website in accordance with Circular N°18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Jun'20	Jun'19
Total loans	24,288,810	22,058,038
Total assets	38,969,389	31,163,272

Deposits and other demand liabilities	5,676,353	4,416,783
Time deposits and other time liabilities	12,558,879	10,167,374
Interbank borrowings	4,434,197	2,284,729
Debt instruments issued	6,686,772	6,572,404

Equity	2,611,840	3,604,365
Total equity attributable to equity holders of the bank	2,530,802	3,377,074
Non-controlling interest	81,038	227,291

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of Financial Hedges[1]

In Ch$ million	6M'20	6M'19	6M'20	6M'19
Net operating profit before provision for loan losses	629,171	562,795	557,537	576,222
Provisions for loan losses	(190,607)	(103,077)	(171,395)	(106,981)
Total operating expenses[2]	(1,159,930)	(362,369)	(1,159,930)	(362,369)
Operating income (loss)	(721,366)	97,349	(773,788)	106,872
Income from investments in companies	1,555	2,144	1,555	2,144
Operating income before income taxes	(719,811)	99,493	(772,233)	109,016
Income taxes	(12,088)	(12,754)	40,334	(22,277)
Consolidated income for the period	(731,899)	86,739	(731,899)	86,739

Net income attributable to holders of the Bank[3]	(722,416)	80,857	(722,416)	80,857
Non-controlling interest	(9,483)	5,882	(9,483)	5,882

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - Includes losses for Ch$764,024 million corresponding to the partial impairment of the goodwill allocated to the Chilean CGU for Ch$448,273 million and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU for Ch$315,751 million.

3 - The income for the month of June 2020, previous recognition of the impairment losses indicated above, were Ch$12,239.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer